UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 21549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Asia Green Agriculture Corp.

(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

78457X101
(CUSIP Number)

Youdai Zhan
Shuinan Industrial Area, Songxi County
Fujian Province 353500, China
(86) 0599-2335520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2013

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

YOUDAI ZHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

22,467,568 shares of common stock
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

22,467,568 shares of common stock
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,467,568 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.01%
14	TYPE OF REPORTING PERSON*

IN

ITEM 1.	SECURITY AND ISSUER.

This Amendment No.1 ( “Amendment No. 1”) is filed with respect to shares of common stock, $.001 par value per share (the “Common Stock”), of Asia Green Agriculture Corp., a Nevada corporation (the “Company” or the “Issuer”) by Mr. Youdai Zhan (“Mr. Zhan” or the “Reporting Person”). This Amendment No. 1 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Person with the Securities and Exchange Commission on Schedule 13D (the “Schedule 13D”). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

The principal executive office of the Issuer is located at Shuinan Industrial Area, Songxi County, Fujian Province 353500, the People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a)	The name of the person filing this statement is Zhan Youdai.

(b)	The business address of the Reporting Person is Shuinan Industrial Area, Songxi County, Fujian Province 353500, China.

(c)	The Reporting Person's principal occupation is acting as the Chief Executive Officer and Director of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person beneficially owns 22,467,568 shares of the Common Stock, representing approximately 61.01% of the totally issued and outstanding shares of the Company. Mr. Zhan anticipates that the Proposed Transaction (as defined in Item 4) will be primarily funded by equity and/or debt financing but may be supplemented by Mr. Zhan’s own funds. The shares of the Common Stock held by the Reporting Person will be cancelled for no consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

On November 18, 2013, Mr. Zhan submitted a preliminary, non-binding letter (the “Letter”) to the Company’s board of directors (the “Board”). In the Letter, Mr. Zhan, among other things, outlined his intent to proceed immediately to consider the feasibility of making a proposal to acquire the stock of the Company that he does not already own through a going-private transaction at a proposed price of $0.55 per share through an acquisition vehicle to be formed by Mr. Zhan for the purpose thereof (“Proposed Transaction”). References to the Letter in this Amendment No. 1 are qualified in their entirety by reference to the Letter itself, which is attached hereto as Exhibit 99.1 and incorporated by reference as if set forth in its entirety.

If the Proposed Transaction is carried out and consummated, the Common Stock will no longer be traded on the OTC Bulletin Board and the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or be consummated. The Letter provides that no binding obligation on the part of the Company or Mr. Zhan shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

Mr. Zhan reserves his right to change his plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by Mr. Zhan may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Except as described above and elsewhere herein, the Reporting Person does not have any present plan or proposal which relates to, or would result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D (although he reserves the right to develop such plan or proposal).

The information set forth in this Item 4 shall be deemed to amend and restate Item 4 of the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Youdai Zhan	22,467,568 shares of the Common Stock	61.01%	22,467,568 shares of the Common Stock	0	22,467,568 shares of the Common Stock	0

(c) To the best knowledge of the Reporting Person, the Reporting Person has not effected any transactions relating to the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Items 3 and 4 of this Amendment No. 1 are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Letter to the Board of Directors of Asia Green Agriculture Corp. dated November 15, 2013

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 27, 2013

/s/ Youdai Zhan
Youdai Zhan